CONTACTS:
Dennis Braun, Chief Financial Officer
Phone:          ++41 1 944 3345
Fax:            ++41 1 944 2470

Mary T. Finnegan, Treasurer / Investor Relations
Phone:          ++1 614 438 4748
Fax:            ++1 614 438 4646


                  METTLER-TOLEDO INTERNATIONAL INC. ADOPTS
                          STOCKHOLDER RIGHTS PLAN


GREIFENSEE, Switzerland and COLUMBUS, Ohio, USA - August 26, 2002 - Mettler-Toledo International Inc. (NYSE: MTD) today announced that its Board of Directors has adopted a Stockholder Rights Plan under which the Company has declared a non-cash dividend of one right for each outstanding share of METTLER TOLEDO common stock. The Rights Plan is designed to assure that all stockholders receive fair and equal treatment in the event of any proposed takeover and to guard against coercive or unfair tactics to gain control of METTLER TOLEDO without paying all stockholders the fair value of their shares. The Plan was not adopted in response to any specific attempt to acquire the Company.

The Rights, which expire on September 5, 2012, entitle stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $150. The Rights will be distributed to those stockholders of record as of close of business on September 5, 2002. The distribution is generally non-taxable to METTLER TOLEDO stockholders.


The Rights Plan provides that should any person or group acquire, or announce a tender or exchange offer for, 15% or more of the Company's common stock, each Right, other than Rights held by the acquiring person or group, would entitle its holder to purchase a number of shares of the Company's common stock for 50% of its then-current market value. Unless a 15% acquisition has occurred, the Rights may be redeemed by the Board of Directors of the Company at any time. The Rights Plan will not be triggered by a tender or exchange offer for all outstanding shares of the Company at a price and on terms that the Company's Board of Directors determines to be adequate and in the best interest of the Company and its stockholders.

The Rights Plan exempts any stockholder that beneficially owns 15% or more of the Company's common stock as of today's date. However, the Rights will become exercisable if, at any time after today's date, any of these stockholders acquire additional shares of the Company's common stock in an amount which is greater than 2% of the Company's outstanding common stock.

Initially, the Rights will be attached to and trade with the certificates representing shares of common stock, and no separate certificates representing the Rights will be distributed. A Form 8-K, detailing the Rights Plan, will be filed tomorrow with the Securities and Exchange Commission. Furthermore, all stockholders will be mailed a summary of the Rights Plan after the record date.



METTLER TOLEDO is a leading global manufacturer of precision instruments. The Company is the world's largest manufacturer and marketer of weighing instruments for use in laboratory, industrial and food retailing applications. The Company also holds top-three market positions in several related analytical instruments and is a leading provider of automated chemistry systems used in drug and chemical compound discovery and development. In addition, the Company is the world's largest manufacturer and marketer of metal detection systems used in production and packaging. Additional information about METTLER TOLEDO can be found on the World Wide Web at "www.mt.com."

Statements in this discussion which are not historical facts may be considered "forward-looking statements" that involve risks and uncertainties. For a discussion of these risks and uncertainties, which could cause actual events or results to differ from those contained in the forward-looking statements, see Exhibit 99.1 to the Company's Annual Report on Form 10-K for the most recently ended fiscal year.